UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 15, 2019

(Date of earliest event reported)

Steward Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	82-0990616
(State or other incorporation)	(I.R.S. Employer Identification No.)

9679 Myrtle Grove Lane

Easton, MD 21601

(Full mailing address of principal executive offices)

(503) 868-0400

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Assignment and Assumption Agreement

On March 15, 2019, Steward Realty Trust, Inc. (the “Company”) entered into an Assignment and Assumption Agreement with Novation (the “Agreement”) with Steward Technologies Ltd., a private limited company formed under the laws of England and Wales, and Steward Technologies LLC, a limited liability company formed under the laws of the state of New York [and formerly known as Steward Agricultural Funding Portal LLC]. Under the terms of the Agreement, Steward Technologies Ltd. assigned all of its rights and delegated all of its obligations under the Platform License and Technology Services Agreement dated as of December 21, 2017 between Steward Technologies Ltd. and the Company to Steward Technologies LLC.

The Agreement is filed as Exhibit 6.5 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steward Realty Trust, Inc

By:	/s/ Daniel S. Miller
Name:	Daniel S. Miller
Title:	Chief Executive Officer

Date:	March 15, 2019

Exhibit Index

Exhibit No.	Description
6.5	Assignment and Assumption Agreement with Novation among Steward Technologies Ltd., Steward Technologies LLC and Steward Realty Trust. Inc. dated as of March 15, 2019.

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